FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                              For 11 November 2002
                         Commission File Number 0-30358

                                  Ebookers plc
                            ------------------------
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F |X| Form 40-F ____


  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.

                         Yes                       No   |X|
                             ----                     ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 Not applicable.


Enclosures:

Third quarter financial results     11 November 2002               12 pages

FINAL

PRIVATE AND CONFIDENTIAL

FINANCIAL RESULTS FOR THIRD QUARTER 2002 (July-September 2002)

                      EBOOKERS ON TRACK FOR PROFIT IN 2003
                  - ebookers achieves second financial target -

     11 November 2002: - ebookers plc, the pan-European online travel agency (LSE: EBR, Nasdaq: EBKR), today announces financial results for the third quarter ended 30 September 2002.

Highlights (UK GAAP)


-- Positive EBITDA achieved for the first time: (pound)0.2m (Earnings before interest, tax, depreciation, amortisation and excluding stock compensation). (Q3 2001: loss of -(pound)0.7m, Q2 2002: loss of -(pound)0.9m)

-- Gross sales increases 58% year-on-year to(pound)77.9m. (Organic growth, no acquisitions). (Q3 2001:(pound)49.4m, Q2 2002:(pound)71.0m)

-- Net cash balance increases for third consecutive quarter to (pound)25.6m. (Q3 2001: (pound)22.9m, Q2 2002: (pound)23.9m)

-- Net loss after tax narrows to -(pound)2.0m down from -(pound)3.5m loss in Q2 2002. (Q3 2001: loss of -(pound)2.6m)

-- Indian back office starts to deliver savings - estimated (pound)994,000 this quarter.

Nigel Addison Smith, Chief Financial Officer, ebookers plc comments:
"We have had three near-term financial targets. The first was to reach positive cash flow, which we first did in the first quarter of this year and continue to achieve. The second was to reach positive EBITDA which we have delivered in this quarter. This shows a clear trend towards our third target - profit after tax. We look forward to delivering earnings for our shareholders."

Dinesh Dhamija, Chief Executive Officer, ebookers plc comments:
" We continue to achieve strong growth, with gross sales 58% ahead of the comparable quarter last year and 10% up on Quarter 2. We are now benefiting from the cost efficiency of outsourcing our back office to India which also gives us the capacity for significant growth over the coming years."

CHAIRMAN'S STATEMENT

On behalf of the Board I am pleased to announce ebookers plc's financial results for the third quarter 2002. Our business is characterised by two key dynamics demonstrated in our results: high growth potential with a low cost infrastructure.

Financial review

Record gross sales growth

While the period has seen continuing weak demand in many sectors of the travel industry, ebookers has once more recorded accelerating growth. Year-on-year growth was 58% in the third quarter with record gross sales of (pound)78m. All growth within the period was organic as there were no acquisitions. This compares to 46% and 38% annual growth in the two preceding quarters.

Gross profit (turnover) was also at a record level of (pound)9.2m compared to (pound)6.4m in Q3 2001. Gross profit in Q3 2001 included a one-off receipt from a trading partner of (pound)0.9m. Excluding this, ebookers achieved underlying year-on-year gross profit growth of 68%.

Underlying margin continued its upward trend. Gross profit as a proportion of gross sales, excluding one-off supplier payments, rose to 11.8% in this quarter up from 11.3% in Q3 last year and 9.5% in Q3 the year before. While many smaller travel agents are suffering from reducing commissions, ebookers is becoming increasingly important as a distribution platform for suppliers and has negotiated volume incentives with many key suppliers. The overall effect of these incentives is to over-compensate for any erosion in basic margin. Additionally the majority of ebookers sales are negotiated discount fares for which ebookers sets its own margins and therefore is protected from commission cutting. 80% of ebookers' gross sales resulted from negotiated ("merchant") deals in the third quarter.

A further reason for ebookers' strengthening margin is accelerating growth in higher margin non-air sales, such as hotels, car hire and package holidays. Year-on-year, third quarter gross sales increased by 196% for hotels, and 111% for car hire.

Financial targets delivered

ebookers' cost base continues to fall relative to sales. As a percentage of gross sales, operating costs (excluding depreciation, amortisation, stock compensation and a one-off receipt from trading partner) fell from 14.5% in Q3 2001 to 11.6% in Q3 2002. Meanwhile, underlying gross profit growth (excluding a one-off receipt from trading partner) was 68%. As a result, for the first time ebookers achieved positive EBITDA of (pound)0.2m.

Net cash increased for the third quarter in a row up to (pound)25.6m, compared to (pound)23.9m in the preceding quarter. This continued increase is indicative of ebookers' strong working capital cycle as its scale increases.

ebookers continues to work towards profitability. In the third quarter the loss narrowed to -(pound)2.0m down from -(pound)3.5m in the preceding quarter and -(pound)2.7m in the third quarter last year.

High growth

The European online travel market is expected to grow 43% from a forecast
(euro)6.7bn in 2002 to (euro)9.6bn in 2003 (Source: Jupiter MMXI 2001). The marketing spend of highly successful "no frills" airlines is benefiting ebookers by educating the public in online travel and driving growth without directly competing with ebookers core business. (ebookers specialises in mid and long-haul travel, while "no frills" airlines have aircraft that only serve short-haul routes).

Another key area of growth is the sale of high margin non-air travel products such as car hire, hotels and holidays. ebookers has leading access to negotiated fares for these products. ebookers anticipates that it will be able to increase demand with upcoming new technology including a Build-Your-Own Package booking engine.

ebookers also plans to grow by making acquisitions. The scalability of ebookers' soon to be implemented new technology platform and the capacity potential of its Indian operations mean that ebookers is well-positioned to maximize value from any acquired companies.

Low costs

ebookers is the only European online travel company to have a 100%-owned Business Process Outsourcing facility (BPO) in India. This gives ebookers the capacity to take on huge increases in Internet and telephone sales at minimal additional cost. We have a highly skilled graduate workforce in India who have been through a structured programme of training. Sales staff are already achieving sales conversion standards on a par with our European operations.

Using its Indian BPO, ebookers aims to have the lowest cost base in the industry. Following a period of start-up investment, ebookers' Business Process Outsourcing facility (BPO) in India has completed its first full quarter of operation, giving an estimated quarterly cost saving of (pound)994,000. (This is the estimated cost if Indian functions had been carried out in Europe instead).

In future, ebookers anticipates that incremental cost savings resulting from India will be far more significant as scale increases. Currently, ebookers has 350 staff in India carrying out a range of functions including customer service, email sales, telesales, ticketing, dispatch, content entry and internal audit. At full capacity (750 staff) ebookers India has the infrastructure to support approximately (pound)1bn of annual gross sales. The Indian BPO also benefits from favourable taxation terms negotiated with the Indian government.

ebookers' cost-efficient infrastructure is being underpinned by new technology. A new group-wide middle office system is being implemented. This replaces 10 legacy systems with a single platform and will save costs on processing, systems maintenance, software development, licence fees and training.

Management

Further to the high profile appointments this year of Nigel Addison Smith as CFO from First Choice, Phil Dale as CIO from Priceline and John Donaldson, the former head of Thomas Cook as a Non-executive Director, we were pleased to announce last week the appointment of Thomas Meyjes, former Director of E-Sales from KLM, as a Regional Director. He will oversee any new European territories that ebookers may enter and also work with national managing directors in Spain and Holland. ebookers now has a strengthened high calibre management team in place to guide the company through its next phase of growth.

Current trading and outlook

Current trading to the end of October has been good, despite the fourth quarter (October-December) being traditionally the weakest seasonal quarter in the travel industry.

The Board anticipates that continuing growth and the cost efficiencies that we are achieving through our Indian back office will enable us to achieve profitability in 2003.

For further information:

ebookers plc
Oliver Strong                                        +44 (0) 20 7489 2239
oliver.strong@ebookers.com                           +44 (0) 7771 934 153

Cubitt Consulting (UK)
Peter Ogden                                          +44 (0) 20 7367 5117
peter.ogden@cubitt.com                               +44 (0) 7811 124 197


Third quarter webcast and conference call

When:    Monday 11 November 2002 at 15:00 GMT/ 16:00 CET / 10:00 EST.
Where: For registration of the live event please click on the address below: http://genesysrichmedia.com/ebookers/11112002/


Should you wish to take part in the Conference Call, please dial one of the following numbers:

                               Booking ref 467159
                               US dial in 1 303 713 7929
                               UK dial in - 020 8781 0563
                               International +44 20 8781 0563

If you are unable to participate during the live audio webcast, the event will be archived on the same URL for 90 days from the date of the event.

About ebookers plc

ebookers plc is a leading pan-European online travel agency offering complete one-stop, online shopping with a host of travel products and services, including negotiated discount airfares with 120 airlines, and discounts with over 20,000 hotels worldwide. ebookers plc and its subsidiaries sell to customers in the following eleven countries: Denmark, Finland, France, Germany, Ireland, Netherlands, Norway, Spain, Sweden, Switzerland and the UK, and the company has a back office processing facility in India. ebookers is listed on the London Stock Exchange and the Nasdaq in the United States of America.

Forward Looking Statements

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in such forward looking statements. Potential risks and uncertainties include, without limitation, the company's ability to identify, acquire and integrate its potential subsidiaries across Europe, its ability to significantly increase its online revenues and sales volumes, to maintain and develop relationships with travel suppliers and strategic partners and to attract and retain customers, potential adverse changes in its gross mark up or in commission rates, unforeseen events affecting the travel industry, and the company's dependence on its ability to establish its brand. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements, readers should carefully consider the foregoing factors and other uncertainties and events, as well as factors described in documents ebookers plc files from time to time with regulatory authorities in the United Kingdom and the United States, including annual reports on Form 20-F filed with the US Securities and Exchange Commission. Any forward-looking statements speak only as of the date on which they are made and except as required by the rules of the UK Listing Authority, the London Stock Exchange the Nasdaq National Market and applicable law, ebookers plc undertakes no obligation to update publicly or revise any forward-looking statements.


CONSOLIDATED PROFIT AND LOSS ACCOUNT                                    Quarter      Quarter      Quarter
             ----------------------                                       ended        ended        ended
                                                                      30-Sep-02    30-Sep-01    30-Jun-02
[Prepared in accordance with UK GAAP]                               (pound)'000  (pound)'000  (pound)'000
                                                                    (unaudited)  (unaudited)  (unaudited)



GROSS SALES ^                                                            77,949       49,358       70,988
                                                                  ========================================


Turnover and gross profit                                                 9,216        6,389        7,478


Marketing and sales                                                     (4,629)      (3,233)      (4,281)
Technology costs                                                          (716)        (703)        (751)
General and administrative expenses                                     (3,717)      (3,109)      (3,393)

                                                                  ----------------------------------------
Total operating expenses (excluding stock compensation cost
  and depreciation and amortisation)                                    (9,062)      (7,045)      (8,425)
                                                                  ----------------------------------------


EBITDA (excluding stock compensation)                                       154        (656)        (947)

Depreciation                                                            (1,100)      (1,000)      (1,059)
Amortisation                                                            (1,192)      (1,164)      (1,192)
Stock compensation cost                                                       -        (503)        (634)
                                                                  ----------------------------------------

OPERATING LOSS                                                          (2,138)      (3,323)      (3,832)

Other interest receivable and similar income                                261          754          276
Interest payable and similar charges                                       (84)         (33)            -

                                                                  ----------------------------------------
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION                             (1,961)      (2,602)      (3,556)

Tax charge on loss on ordinary activities                                   (8)         (48)           87

                                                                  ----------------------------------------

RETAINED LOSS FOR THE PERIOD                                            (1,969)      (2,650)      (3,469)
                                                                  ========================================


Weighted average number of shares '000                                   49,874       46,697       48,724

Basic and diluted loss per share                                 (pound)(0.04)p (pound)(0.06)p (pound)(0.07)p
                                                                  ========================================

^Gross sales represent the total transaction value of negotiated and published fares. Both the figures for 2001 and 2002 are unaudited.


CONSOLIDATED BALANCE SHEET

                                                                  30-Sep-02     30-Sep-01    30-Jun-02
[Prepared in accordance with UK GAAP]                           (pound)'000   (pound)'000  (pound)'000
                                                                (unaudited)   (unaudited)  (unaudited)

FIXED ASSETS
Intangible assets                                                    12,044        17,097       13,236
Tangible assets                                                       4,178         6,511        5,199
                                                               ----------------------------------------
                                                                     16,222        23,608       18,435
                                                               ----------------------------------------

CURRENT ASSETS
Debtors                                                               9,155         7,645        8,808
Cash at bank and in hand                                             26,193        22,900       24,723
                                                               ----------------------------------------
                                                                     35,348        30,545       33,531


CREDITORS: amounts falling due within one year                      (34,634)      (21,715)     (33,376)

                                                               ----------------------------------------
NET CURRENT ASSETS                                                      714         8,830          155
                                                               ----------------------------------------


TOTAL ASSETS LESS CURRENT LIABILITIES                                16,936        32,438       18,590


CREDITORS: amounts falling due after more than one year                   -       (1,383)            -


                                                               ----------------------------------------
NET ASSETS                                                           16,936        31,055       18,590
                                                               ========================================


CAPITAL AND RESERVES
Called up share capital                                               6,982         6,557        6,982
Share premium account                                                73,402        68,425       73,402
Merger reserve                                                        2,194         2,194        2,194
Shares to be issued                                                  18,587        23,106       18,587
Profit and loss account                                            (84,229)      (69,227)     (82,575)

                                                               ----------------------------------------
EQUITY SHAREHOLDERS' FUNDS                                           16,936        31,055       18,590
                                                               ========================================


CONSOLIDATED CASHFLOW STATEMENT                                      Quarter           Quarter           Quarter
                                                                       ended             ended             ended
                                                                 (pound)'000       (pound)'000       (pound)'000
[Prepared in accordance with UK GAAP]                              30-Sep-02         30-Sep-01         30-Jun-02
                                                                 (unaudited)       (unaudited)       (unaudited)


Net cashflow from operating activities                                 1,959           (5,785)             1,576


Returns on investment and servicing of finance
Interest received                                                        261               305               276
Interest paid                                                           (84)              (33)              (19)

                                                           ------------------------------------------------------
Net cashflow from returns on investment and                              177               272               257
                                                           ------------------------------------------------------
servicing of finance

Taxation                                                                 (8)               114                 -


Capital expenditure and financial investment
Payments to acquire intangible fixed assets                                -             (263)                 -
Payments to acquire tangible fixed assets                               (79)             (352)             (217)
(Receipts)/Payments to acquire investments                                 -                34                 -

                                                           ------------------------------------------------------
Net cashflow from capital expenditure and                               (79)             (581)             (217)
                                                           ------------------------------------------------------
financial investment

Acquisitions
Payments to acquire subsidiary undertakings                                -             (226)                 -
Cash acquired with subsidiary                                              -                 5                 -

                                                           ------------------------------------------------------
Acquisitions and disposals                                                 -             (221)                 -
                                                           ------------------------------------------------------


Net cashflow before financing                                          2,049           (6,201)             1,616

Financing
Issue of shares                                                            -                 -                50
Capital element of finance lease repayments                            (417)             (250)             (200)

                                                           ------------------------------------------------------
Net cashflow from financing                                            (417)             (250)             (150)
                                                           ------------------------------------------------------


Increase/(Decrease) in cash in the period                              1,632           (6,451)             1,466
                                                           ======================================================

NOTES TO THE ACCOUNTS

1. Segmental analysis and trading information

-----------------------------------------------------------------------------------------------
                                   Gross Sales                  Turnover and gross profit
                                  Quarter           Quarter           Quarter          Quarter
                                    ended             ended             ended            ended
                              30-Sep-2002       30-Sep-2001       30-Sep-2002      30-Sep-2001
                              (pound)'000       (pound)'000       (pound)'000      (pound)'000
                              (unaudited)       (unaudited)       (unaudited)      (unaudited)

United Kingdom                     50,599            29,334             5,698            3,268

Europe                             27,350            19,124             3,518            2,221

Head Office                             -               900                 -              900

                       ------------------------------------------------------------------------

                                   77,949            49,358             9,216            6,389
                       ------------------------------------------------------------------------

                       ------------------------------------------------------------------------
                                  Operating Loss                Net assets/(liabilities)
                                  Quarter           Quarter
                                    ended             ended             As at            As at
                              30-Sep-2002       30-Sep-2001       30-Sep-2002      30-Sep-2001
                              (pound)'000       (pound)'000       (pound)'000      (pound)'000
                              (unaudited)       (unaudited)       (unaudited)      (unaudited)

United Kingdom                        855               766             1,738            1,352

Europe                                903             (120)             2,671          (3,216)

Head Office                       (3,896)           (3,814)            12,527           32,919

                       ------------------------------------------------------------------------

                                  (2,138)           (3,168)            16,936           31,055
                       ------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------


Gross Sales is the total transaction value of all our services. It includes the total transaction value of negotiated and published fares.

Turnover and gross profit represents the margin earned on sales made to customers.


2. Note reconciling operating loss to operating cash flow

                                                         Quarter ended        Quarter ended        Quarter ended
                                                             30-Sep-02            30-Sep-01            30-Jun-02
                                                           (pound)'000          (pound)'000          (pound)'000

Operating loss                                                 (2,138)              (3,323)              (3,832)
Depreciation                                                     1,100                1,000                1,059
Amortisation of goodwill                                         1,192                1,164                1,192
Stock Compensation                                                   -                  503                  634
Movement in debtors                                              (347)                 (59)                (303)
Movement in creditors                                            1,837              (5,200)                2,703
Issue of share capital                                               -                  130                    -
Exchange gains/losses                                              315                    -                  123

                                                 ----------------------------------------------------------------
Cash inflow from operating activities                            1,959              (5,785)                1,576
                                                 ----------------------------------------------------------------


3. Reconciliation of net cash flow to movement in net funds

Reconciliation of net cash flow to movement in net funds

                                                                  Quarter ended   Quarter ended    Quarter ended
                                                                      30-Sep-02       30-Sep-01        30-Jun-02
                                                                    (pound)'000     (pound)'000      (pound)'000


Increase/(decrease) in cash in the period                                 1,470         (6,451)            1,716
Decrease/(Increase) in overdraft in the period                              162               -            (250)
                                                              ---------------------------------------------------
                                                                          1,632         (6,451)            1,466

Cash outflow from decrease in lease financing                               417             250              200
                                                              ---------------------------------------------------

Change in net funds resulting from cash flows                             2,049         (6,201)            1,666

Movement in net funds for the period                                      2,049         (6,201)            1,666
Net funds at 1 July/1 April                                              23,158          27,162           21,492
                                                              ---------------------------------------------------
Net funds at 30 September 2002                                           25,207          20,961           23,158
                                                              ===================================================

4. Accounting policies

With the exception of the change in policy regarding turnover disclosure
(see note 5), these quarterly accounts have been prepared on the basis of accounting policies as set out in the annual financial statements at 31 December 2001.

5. Change in turnover disclosure

During the period the presentation of negotiated fare turnover has been changed from a gross to net basis. Accordingly, all turnover is recorded at the margin earned rather than the amount invoiced to customers. The directors believe that this change in presentation more accurately reflects the substance of the underlying transaction. All prior period information has been restated to reflect this method of presentation.

6. Statutory information

The financial information for the three month periods ended 30 June and 30 September 2002 and 30 September 2001 have neither been audited nor reviewed by the Group's auditors and do not constitute accounts within the meaning of section 240 of the Companies Act 1985.


CONSOLIDATED INCOME STATEMENT                                     Quarter     Quarter       Quarter
                                                                    ended       ended         ended
                                                                30-Sep-02   30-Sep-01     30-Jun-02
[Prepared in accordance with US GAAP]                               $'000       $'000         $'000
                                                              (unaudited) (unaudited)   (unaudited)

Revenue                                                            14,401       7,900        11,034


Operating expenses
Marketing and sales                                                (7,175)     (4,652)       (6,254)
General and administrative expenses                                (5,762)     (4,474)       (4,958)
Technology                                                         (1,110)     (1,012)       (1,097)
Stock compensation credit/(expense)                                 3,539       2,359        (7,935)
                                                            ----------------------------------------
Total operating expenses
(excluding depreciation and amortisation)                         (10,508)     (7,779)      (20,244)
                                                            ----------------------------------------


EBITDA                                                              3,893         121        (9,210)

Depreciation                                                       (1,705)     (1,440)       (1,547)
Amortisation                                                            -      (1,363)            -

                                                            ----------------------------------------

OPERATING PROFIT/(LOSS)                                             2,188      (2,682)      (10,757)

Other income/(expenses)
Interest income                                                       405       1,085           403
Interest expense                                                     (130)        (47)            -

                                                            ----------------------------------------

OPERATING PROFIT/(LOSS) FROM OPERATIONS BEFORE                      2,463      (1,644)      (10,354)
INCOME TAXES

Income tax provision                                                  (12)        (69)          128


                                                            ----------------------------------------
NET PROFIT/(LOSS)                                                   2,451      (1,713)      (10,226)
                                                            ========================================


Basic weighted average number of shares '000                       49,874      46,697        48,724

Diluted weighted average number of shares '000                     53,252      46,697        48,724

Basic profit/(loss) per ADR (1 ADR=2 Ordinary Shares)              $0.10c      $(0.07)c      $(0.42)c
                                                            ========================================

Diluted profit/(loss) per ADR (1ADR=2 Ordinary Shares)             $0.09c      $(0.07)c      $(0.42)c
                                                            ========================================

Adjusted basic loss per ADR (1 ADR=2 Ordinary Shares)*            $(0.04)c     $(0.17)c      $(0.09)c
                                                            ========================================

Average exchange rate for the period ($ per(pound))                1.550        1.439         1.461


*Adjusted loss per ADR is excluding stock compensation


CONSOLIDATED BALANCE SHEET

                                                                   30-Sep-02    30-Sep-01    30-Jun-02
[Prepared in accordance with US GAAP]                                  $'000        $'000        $'000
                                                                 (unaudited)  (unaudited)  (unaudited)

ASSETS
Current assets:
Cash and cash equivalents                                             40,887       33,778       37,826
Accounts receivable                                                    4,632        4,519        6,425
Prepaid expenses                                                         919        4,516        1,750
Other current assets                                                   8,809        2,305        5,367

                                                               ----------------------------------------
Total current assets                                                  55,247       45,118       51,368


Property, plant, furniture and equipment, net                          6,470        7,698        7,657
Other non-current assets                                                  52        1,906          298
Goodwill, net                                                         20,691       21,408       20,280

                                                               ----------------------------------------
TOTAL ASSETS                                                          82,460       76,130       79,603
                                                               ========================================


LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities:
Bank overdraft                                                           966            -        1,195
Accounts payable                                                      35,258       20,041       29,654
Accrued expenses and other current liabilities                        18,855       13,316       21,326
                                                               ----------------------------------------
Total current liabilities                                             55,079       33,357       52,175


Other liabilities                                                          -        9,788            -

                                                               ----------------------------------------
Total liabilities                                                     55,079       43,145       52,175


Stockholders' equity:
Common stock                                                          10,899        9,672       10,682
Additional paid-in capital                                           123,331      103,959      124,245
Accumulated deficit                                                 (106,948)     (80,755)    (107,780)
Accumulated other comprehensive loss                                      99          109          281


                                                               ----------------------------------------
Total stockholders' equity                                            27,381       32,985       27,428
                                                               ----------------------------------------


TOTAL LIABILITIES AND STOCKHOLDERS EQUITY                             82,460       76,130       79,603
                                                               ========================================

Exchange rate for the period end ($ per(pound))                        1.561        1.475        1.530




Reconciliation between UK and US GAAP

For the quarter ended 30 September 2002
                                                                                                      (pound)'000

Retained Loss for the period from 1 July 2002 to 30 September 2002                                       (1,969)
Reported in the consolidated profit and loss account for the period under UK GAAP

Amortisation of goodwill arising under UK GAAP                                                            1,192
Decrease in stock compensation under US GAAP                                                              2,283
Amounts received from trade partner                                                                          75

                                                                                                    ------------

Profit for the period 1 July 2002 to 30 September 2002 under US GAAP                                      1,581
                                                                                                    ============


                                                                                                          $'000

Profit for the period 1 July 2002 to 30 September 2002 under US GAAP*                                     2,451
                                                                                                    ============

*Translated in US $ at average exchange rate for the period of $1.55 per(pound)1
                                                                                                      (pound)'000

Shareholders funds as at 30 September 2002                                                               16,936
Reported in the consolidated Balance Sheet under UK GAAP

Net assets of Carbookers Limited                                                                             43
Amortisation of goodwill under UK GAAP                                                                    3,576
Goodwill arising on the acquisition of the electronic commerce division of Flightbookers plc             (1,799)
net of accumulated amortisation at 31 December 2001
Goodwill arising on the acquisition of ebookers.ie Limited net of accumulated amortisation at
31 December 2001                                                                                           (566)
Amount received from trade partner                                                                         (650)

                                                                                                    ------------

Total Shareholders' equity as at 30 September 2002                                                       17,540
                                                                                                    ============
Reported in the consolidated Balance Sheet under US GAAP
                                                                                                          $'000

Total Shareholders' equity as at 30 September 2002                                                       27,381
                                                                                                    ============
Reported in the consolidated Balance Sheet under US GAAP Translated in US$ at the exchange rate at the period end of $1.561 per (pound)1

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     ebookers plc


Dated:  November 11 2002
                                                     Dinesh Dhamija
                                                     Chief Executive Officer